Norampac Reports its Fourth Quarter Earnings

Montreal, Quebec, January 28, 2003 - Norampac Inc. ("Norampac") reports net earnings of $17 million for the fourth quarter of 2002, compared to restated net earnings of $13 million for the same quarter in 2001. For the year ended December 31, 2002, net earnings amounted to $69 million, compared to restated net earnings of $70 million for 2001. The 2001 results were restated to apply the new CICA guidelines on foreign currency translation, which eliminates the deferral and amortization for unrealized exchange gains or losses.

Net sales for the fourth quarter were $298 million, compared to $274 million for the same quarter in 2001. The increase in net sales for the fourth quarter is mostly attributable to additional volume from the recently acquired New York and Leominster converting facilities as well as an increase of 5% in shipments of containerboard. Shipments of corrugated products, not taking into account the recently acquired facilities, were up 3% in the fourth quarter of 2002 compared to the same quarter in 2001. For the year ended December 31, 2002, net sales amounted to $1.2 billion compared to $1.1 billion for 2001. The increase in net sales for the year is mainly attributable to additional volume from the recently acquired New York and Leominster converting facilities. For 2002, the Company's integration level based on its North American sales was approximately 58%.

Quarterly Highlights

  Increased sales volume for both containerboard and corrugated products when compared to same period last year;
  17% increase in fiber cost partially offset by a 4% increase in net selling price for containerboard when compared to the fourth quarter of 2001; and
  Market related downtime of 32,000 short tons during the fourth quarter, compared to 43,000 short tons in 2001.

Earnings before financial expenses, taxes, depreciation and amortization (EBITDA) amounted to $54 million in the fourth quarter, compared to $51 million for the corresponding quarter in 2001. The increase is due to additional volume from both our containerboard and corrugated products sectors and from higher net selling prices for containerboard, which more than offset the 17% increase in fiber costs. For the year ended December 31, 2002, EBITDA amounted to $212 million, a decrease of $11 million from the 2001 year. The additional volume from the recently acquired facilities and the decrease in energy costs were not sufficient to offset the decrease in the net selling prices and an increase in the fiber costs.

During the quarter, market related downtime amounted to 32,000 short tons or 8.7% of the Company's North American primary mill capacity. For the year, market related downtime represented 7.3% of the Company's North American primary mill capacity.

Commenting on the results, Mr. Alain Lemaire, President and Chief Executive Officer, stated: "We are very satisfied with the overall results of the year given the current economic situation and are thankful to our employees for their contribution and efforts. Also, we are pleased with the internal growth of both our containerboard and corrugated products sectors. However, the first quarter of 2003 will be challenging given the current economic situation in the United States and given that the first quarter is normally one of the slowest of the year. We will continue to focus on controlling our costs and take the necessary downtime to balance our production with our customers' demand."

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Norampac owns eight containerboard mills and twenty-five corrugated products plants in the United States, Canada, Mexico and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSX) and Cascades Inc. (symbol: CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company's Securities and Exchange Commission Filings, including but not limited to its Annual Report in Form 20-F for the year ended December 31, 2001.

For further information:
Mr. Charles Smith Vice-President and Chief Financial Officer Norampac Inc. (514) 282-2615 charles_smith@norampac.com	Mr. Marc-André Dépin Executive Vice-President Norampac Inc. (514) 282-2607 marc_andré_depin@norampac.com

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	As at December 31, 2002	As at December 31, 2001
	(unaudited)	Restated (see note 2)
Assets
Current Assets
Cash and cash equivalents	25,747	12,146
Accounts receivable and prepaid expenses	184,824	183,156
Inventories	130,591	122,348
	341,162	317,650
Property, plant and equipment	925,881	913,658
Goodwill (note 3)	202,589	168,161
Other assets	25,845	35,585
	1,495,477	1,435,054

Liabilities and shareholders' equity
Current liabilities
Excess of outstanding cheques over bank
balances	9,861	19,929
Trade accounts payable and accrued liabilities	166,402	161,109
Income and other taxes payable	9,783	18,844
Current portion of long-term debt	40,417	1,529
	226,463	201,411
Long-term debt	357,611	374,853
Future income taxes	142,959	133,800
Other liabilities	36,836	33,507
Shareholders' equity
Capital stock	560,000	560,000
Contributed Surplus	136	-
Retained earnings	163,591	127,045
Cumulative translation adjustments	7,881	4,438
	731,608	691,483
	1,495,477	1,435,054

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings				878:
(in thousands of Canadian dollars)

(unaudited)

	For the three month period		For the twelve month period
	ended December 31,		ended December 31,
	2002	2001	2002	2001

		Restated (see note 2)		Restated (see note 2)

Sales	322,016	296,477	1,315,122	1,188,981
Cost of delivery	24,002	22,633	99,559	87,942
Net sales	298,014	273,844	1,215,563	1,101,039
Cost of goods sold and expenses
Cost of goods sold	206,954	190,488	854,745	753,951
Selling and administrative expenses	36,978	32,011	149,193	124,272
Depreciation and amortization	19,625	19,243	73,038	71,101
	263,557	241,742	1,076,976	949,324

Operating income	34,457	32,102	138,587	151,715
Financial expenses
Interests	8,956	7,881	36,047	30,682
Amortization of financing costs	323	323	1,290	1,290
Unrealized exchange (gain) loss
on long term debt (note 2)	(180)	2,041	(520)	13,861
	9,099	10,245	36,817	45,833
	25,358	21,857	101,770	105,882
Income tax expense	8,576	9,118	33,513	37,063
	16,782	12,739	68,257	68,819
Share of income of equity-
accounted investments (note 4)	289	210	289	780
Net income for the period	17,071	12,949	68,546	69,599
The accompanying notes are an integral part of the financial statements.

1504:
Consolidated Statements
of Retained Earnings
(in thousands of Canadian dollars)

(unaudited)	For the twelve month period
	ended December 31,
	2002	2001
		Restated (see note 2)

Balance, at beginning of period	127,045	103,210
Cumulative effect of a change in an accounting policy- Foreign Currency Translation (note 2)	-	(5,764)
Net income for the period	68,546	69,599
Dividend paid during the period	(32,000)	(40,000)
Balance, at end of period	163,591	127,045
The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)
(unaudited)
	For the three month period		For the twelve month period
	ended December 31,		ended December 31,
	2002	2001	2002	2001
		Restated (see note 2)		Restated (see note 2)
Cash flows from:

Operating activities
Net income for the period	17,071	12,949	68,546	69,599
Adjustments for:
Depreciation and amortization	19,625	19,243	73,038	71,101
Future income taxes	(159)	2,823	5,302	8,642
Loss on disposal of property,
plant & equipment	1,050	8	1,699	939
Unrealized exchange loss (gain)
on long term debt (note 2)	(180)	2,041	(520)	13,861
Share of income of equity-accounted
investments	(289)	(210)	(289)	(780)
Other	(547)	(1,049)	3,265	63
Cash flow from operating activities	36,571	35,805	151,041	163,425
Changes in non-cash working capital
components	41,977	51,363	(3,996)	13,779
	78,548	87,168	147,045	177,204

Financing activities
Change in revolving bank credit facility	(39,616)	(35,244)	18,818	(2,001)
Increase in long-term debt	-	-	889	-
Repayments of long-term debt	(328)	(89)	(1,575)	(344)
Change in excess of outstanding cheques over
bank balances	(11,915)	12,525	(10,068)	19,237
Dividend paid	-	-	(32,000)	(40,000)
	(51,859)	(22,808)	(23,936)	(23,108)
Investing activities
Additions to property, plant and equipment, net	(30,183)	(29,534)	(56,800)	(82,619)
Business acquisitions, net of cash
and cash equivalents (note 4)	(1,012)	(42,394)	(54,382)	(93,328)
Other assets, net	(38)	(1,417)	1,462	(4,026)
	(31,233)	(73,345)	(109,720)	(179,973)
Change in cash and cash equivalents
during the period	(4,544)	(8,985)	13,389	(25,877)

Translation adjustment with respect
to cash and cash equivalents	(25)	(208)	212	(35)

Cash and cash equivalents at
beginning of period	30,316	21,339	12,146	38,058
Cash and cash equivalents at
end of period	25,747	12,146	25,747	12,146
Supplemental information
Cash and cash equivalents paid for:
Interest	1,010	1,235	36,262	33,289
Income taxes	6,428	1,580	40,880	7,812
Non cash investing activities
Transfer of assets in exchange of
non monetary assets (note 4)	737	-	13,528	-
Capital lease	-	5,847	-	13,037
Conversion of debt to property, plant
and equipment grant	-	(697)	-	(697)
The accompanying notes are an integral part of the financial statements.

Segmented information
(in thousands of Canadian dollars)

(unaudited)
	For the three month period		For the twelve month period
	ended December 31,		ended December 31,
	2002	2001	2002	2001

Sales
Containerboard	189,889	174,091	748,385	747,926
Corrugated products	237,005	208,129	976,815	831,819
Total for reportable segments	426,894	382,220	1,725,200	1,579,745
Other activities and unallocated amounts	20,222	10,557	61,022	30,136
Intersegment sales	(125,100)	(96,300)	(471,100)	(420,900)
Consolidated Sales	322,016	296,477	1,315,122	1,188,981

Earnings before financial expenses, income
taxes, depreciation and amortization
Containerboard	26,006	24,752	93,820	133,950
Corrugated products	22,078	19,688	100,559	75,183
Total for reportable segments	48,084	44,440	194,379	209,133
Other activities and unallocated amounts	5,998	6,905	17,246	13,683
Consolidated earnings before financial
expenses, income taxes, depreciation
and amortization	54,082	51,345	211,625	222,816
Depreciation and amortization	19,625	19,243	73,038	71,101
Consolidated operating income	34,457	32,102	138,587	151,715

Additions to property, plant and equipment, net
Containerboard	18,884	18,268	36,160	41,133
Corrugated products	11,058	15,972	19,500	52,367
Total for reportable segments	29,942	34,240	55,660	93,500
Other activities and unallocated amounts	241	444	1,140	1,459
Consolidated additions to property,
plant and equipment, net	30,183	34,684	56,800	94,959

Shipments
Containerboard third party (in short tonnes)	164,128	187,067	676,416	721,786
Containerboard intersegment (in short tonnes)	193,290	151,962	770,995	635,935
Corrugated products (in thousands of square feet)	3,081,351	2,645,810	12,755,048	10,482,523

Notes to interim consolidated
financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Norampac Inc.'s (the Company) financial position as at December 31, 2002 and 2001 as well as its results of operations and its cash flow for the twelve and three month period ended December 31, 2002 and 2001.

The interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements except for the changes described in note 2.

Note 2 Change in accounting policies

Foreign Currency Translation

On November 2001, the CICA amended section 1650 "Foreign Currency Translation" which eliminates the deferral and amortization method for unrealized gains and losses on non-current monetary assets and liabilities, thereby removing a GAAP difference between Canada and U.S. The new guideline is effective for fiscal year 2002 and must be applied retroactively with restatement. Accordingly, net income for the twelve and three month period ending December 31, 2001 has been decreased by $11,926 and $1,368 respectively and 2001 opening retained earnings has decreased by $5,764.

Goodwill and Other Intangible Assets

In July 2001, the CICA issued Handbook Section 3062 "Goodwill and Other Intangible Assets".
Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead would be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The adoption of Section 3062 requires the Company to use the non-amortization approach for goodwill related to business combinations initiated prior to July 1, 2001. The Company has adopted the discounted cash flow method as its new goodwill impairment methodology and has determined that as at January 1, 2002, there is no goodwill impairment.

Designation of hedging

Effective January 1, 2002, the Company designated a portion of the long term debt as a hedge of the net investment of its self-sustaining operations As of January 1, 2002, any unrealized gains or losses on the hedged portion is offset against cumulative translation adjustments.

Notes to interim consolidated financial statements				DIV>
(in thousands of Canadian dollars)

Note 3 Goodwill
			2002

Carrying value of goodwill at the beginning of the period			168,161
Goodwill acquired from acquistions (note 4)			34,003
Other			425
Carrying value of goodwill at the end of the period			202,589

	For the three month period		For the twelve month period
	ended December 31,		ended December 31,
	2002	2001	2002	2001
		Restated		Restated
		(see note 2)		(see note 2)

Reported net income for the period (note 2)	17,071	12,949	68,546	69,599
Add back: Goodwill Amortization, net of tax	-	1,779	-	7,221
Adjusted net income	17,071	14,728	68,546	76,820

Note 4 Business Acquisition

On January 2, 2002, the Company transferred the assets of its Paper Recovery Division, which were acquired on April 12, 2001 from Crown Packaging Ltd., to Metro Waste Paper Recovery Inc. ("Metro Waste")
in exchange for an additional 18.5% common shares of Metro Waste. The Company's participation in Metro Waste increased from 27.5% to 46%.

On January 21, 2002, the Company acquired all the issued and outstanding shares of Star Container
Corp. ("Leominster") a corrugated products converting plant located in Leominster, Massachusett, near Boston, USA, for a total consideration of approximately $50,489 (US$ 31,310).

The above transactions have been accounted for using the purchase method and the accounts and results of operations have been included into the consolidated financial statements since their respective acquisition date. The allocation of the purchase price for the above acquisitions is as follows:

	Metro Waste(1)	Leominster	Other	Total

Net assets acquired (liabilities assumed) :
Working capital	1,700	5,140	1,837	8,677
Property, plant and equipment	8,642	18,771	1,568	28,981
Other assets	-	139	60	199
Goodwill, not deductible for tax	3,551	30,021	431	34,003
Future Income taxes	-	(3,582)	(3)	(3,585)
Other long term liabilities	(365)	-	-	(365)
Purchase Price	13,528	50,489	3,893	67,910
Less:
Transfer of assets in exchange
of non monetary assets	13,528	-	-	13,528
Cash paid net of cash and cash equivalents acquired	-	50,489	3,893	54,382

(1) Effective January 2, 2002, the Company's interest in Metro Waste is accounted for using the proportionate consolidation method. For the twelve and three month period ending December 31, 2002 the Company's consolidated net earnings includes $1,780 and $750 respectively (twelve and three month period ending December 31, 2001- $530 and $105) of net earnings from Metro Waste